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STRICTLY CONFIDENTIAL
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                                   May 3, 2000


Petroglyph Energy, Inc.
1302 North Grand
Hutchinson, Kansas  67501

Attention:    Mr. Robert C. Murdock
              President, Chief Executive Officer
               and Chairman of the Board

Gentlemen:

     Intermountain Industries, Inc. ("Intermountain") is pleased to make a proposal to acquire the remaining shares it does not currently own of the common stock of Petroglyph Energy, Inc. ("Petroglyph") in a transaction pursuant to which each Petroglyph shareholder (other than Intermountain, which currently owns, through its wholly owned subsidiary III Exploration Company, 3,753,392 shares, or 58.1%, of Petroglyph common stock, and also owns warrants presently exercisable for an additional 150,000 shares) would receive $2.20 in cash (the "Cash Consideration") for each issued and outstanding share of Petroglyph common stock. Intermountain currently has available to it from working capital and existing unrestricted credit facilities sufficient resources to provide the Cash Consideration and the Loan Facility (as defined below).

     By our calculation, the Cash Consideration we are offering your shareholders represents more than a 35% premium to Petroglyph's 20-trading day average reported closing stock price of $1.62. That price also exceeds the $2.00 price at which Petroglyph sold 1,000,000 shares to Intermountain at the end of December 1999. We believe that our proposal constitutes an excellent opportunity for the shareholders of Petroglyph to realize full value for their shares to an extent not available to them in the marketplace. Importantly, in connection with our offer to acquire Petroglyph, we will make a commitment to provide Petroglyph with up to $1 million in financing before the consummation of the merger. This financing, which will be in the form of a loan that will be due upon the consummation or rejection of the transaction we propose (the "Loan Facility"), will be available to Petroglyph: (i) to meet Petroglyph's interim working capital needs and, to the extent approved in the future by Petroglyph's board of directors, capital expenditures; and (ii) to pay fees and expenses that Petroglyph would incur in connection with the transaction. Petroglyph would remain free, of course, to seek alternative financing from other sources as it sees fit.



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Petroglyph Energy, Inc.
May 3, 2000
Page 2


     We expect the transaction would be effected by the merger of Petroglyph with a wholly owned subsidiary of Intermountain (such transaction, the "Merger"). In the Merger, each issued and outstanding share of Petroglyph common stock would be converted into the right to receive the Cash Consideration.

     If the Merger goes forward as proposed, we would intend to cause Petroglyph to offer to a majority of the current employees of Petroglyph continuing employment with Petroglyph on mutually agreeable terms.

     Our offer assumes that: (i) the gross amount of all indebtedness and accrued interest (including capitalized leases, senior subordinated notes issued to III Exploration Company, Petroglyph's credit facility with Chase Manhattan Bank and the Loan Facility) of Petroglyph and its subsidiaries at the closing will not exceed $19 million; and (ii) Petroglyph will not effect or agree to effect any material asset acquisitions or dispositions or any other material transactions not approved in future by Petroglyph's board of directors. Any change in these matters could affect our willingness to go forward or could result in an adjustment of our offer price.

     This offer is subject to negotiation and execution of a definitive merger agreement and other agreements relating to the Merger and the satisfaction of the customary conditions and provisions set forth therein. We believe we would be able to complete quickly the negotiation of the terms of these definitive agreements and to consummate this transaction on an accelerated basis. We are currently preparing a proposed merger agreement and would expect that the definitive agreements would contain terms and conditions customary for an acquisition of a public company.

     As you know, as the holder of a majority of the issued and outstanding Petroglyph common stock, we are already familiar with the business of Petroglyph, and our review of legal and accounting due diligence matters can, barring any unforeseen circumstances, be completed on an expedited basis. We believe we could complete our final confirmatory due diligence within one or two weeks of your notification to us that you are prepared to accept our offer and would propose to complete such due diligence during the negotiation of the definitive agreements. Upon your request, we will provide a detailed list of additional information and due diligence materials required to complete our evaluation of the transaction.

     Our offer is not subject to any further internal approvals at Intermountain and we are not presently aware of any required regulatory approvals.

     The offer set forth in this letter will remain open until May 10, 2000, unless you reject it before that time. We wish to emphasize that we are a buyer and not a seller of Petroglyph stock and would not be interested in engaging in a transaction to sell our Petroglyph stock.



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Petroglyph Energy, Inc.
May 3, 2000
Page 3


     Please contact us to respond to our proposal, or if you require any additional information with respect to our proposal. We are prepared to meet with you at your convenience should you believe that such a meeting would be useful in order to provide any required clarification or to answer any questions you may have. We look forward to discussing our proposal with you, entering into definitive agreements promptly and consummating this transaction on an expedited basis.

                                        Very truly yours,

                                        INTERMOUNTAIN INDUSTRIES, INC.


                                        By: /s/ Richard Hokin
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                                            Richard Hokin
                                            Chairman of the Board